UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Incorporation By Reference

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (file No. 333-259748), Form F-3 (file No. 333-256630), Form S-8 (file No. 333-238679), and Form S-8 (file No. 333-265413).

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2022 and to discuss its recent corporate developments. The current composition of the board, the management team, and the committees are as shown below:

Members of the Board of Directors	Members of the Management team	Members of the Audit Committee	Members of the Nomination Committee	Members of the Remuneration Committee
Haohan Xu (Chairman)	Haohan Xu (Co-CEO)	Tianruo Pu (Chairperson)	Honggang Tian (Chairperson)	Zhigang Zhao (Chairperson)
Honggang Tian	Chris Chang Yu (Co-CEO)	Zhigang Zhao	Tianruo Pu	Tianruo Pu
Xiaoyu Li	Xiaoyu Li (Co-CFO)	Honggang Tian	Zhigang Zhao	Honggang Tian
Tianruo Pu	Jinqiu Tang (Co-CFO)	-	-	-
Zhigang Zhao	Xingyan Gao (Secretary)	-	-	-

Attached as exhibit 99.1 to this Report on Form 6-K is the press release dated December 16, 2022:

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibit Index:

99.1	Press release dated December 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: December 16, 2022	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer